UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009, Amendment No. 3 thereto filed on January 15, 2009 and Amendment No. 4 thereto filed on January 21, 2009 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable by Parent in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

1. The subsection (c) of Item 8 entitled Regulatory Approvals is hereby amended and supplemented by adding the following text to the end of such subsection:

“As previously indicated, Parent advised the Company that it would file a Premerger Notification and Report Forms under the HSR Act with the Antitrust Division and the FTC in connection with the purchase of Shares in the Offer. Parent made such HSR filing on January 7, 2009 and the Company made its required corresponding filing on January 16, 2009. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., eastern time, on January 22, 2009. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

2. The subsection (i) of Item 8 entitled Certain Litigation is hereby amended and supplemented by adding the following text to the end of such subsection:

On January 30, 2009, Stefen Hell, a purported holder of Company Shares, filed a lawsuit purportedly on behalf of a putative class of holders of the Company’s Shares in the Court of Chancery of the State of Delaware, Case No. 4327 (the “Hell Action”). The Hell Action names as defendants the Company, the members of the Company’s Board of Directors, Purchaser and Parent. The Hell Action alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders by agreeing to sell the Company to Parent at an inadequate and unfair price, failing to disclose certain material information necessary to allow the Company’s stockholders to make a fully informed decision as to whether to tender their Shares in the Offer and agreeing to deal terms that are unfair, and unduly dissuade potential suitors from making competing offers and failing to adequately solicit alternative transactions. The Hell Action also alleges that the Purchaser and Parent aided and abetted the purported breaches of fiduciary duty. The Hell Action seeks relief as follows, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them and all profits and special benefits obtained as a result of their breaches of fiduciary duties, (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses, and (vi) granting such other and further relief as may be just and proper. The Company and its directors intend to vigorously defend the Hell Action. A copy of the complaint in the Hell Action is attached hereto as Exhibit (a)(15) and is hereby incorporated herein by reference. The foregoing description of the Hell Action is qualified in its entirety by reference to Exhibit (a)(15) hereto.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(15)	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Bobby W. Sandage, Jr., Ph. D.
Name: Bobby W. Sandage, Jr., Ph. D.
Title: Executive Vice President,
Research and Development, Chief Scientific Officer

Dated: February 2, 2009